

March 22, 2013

Via E-mail
Mr. David T. Mitchell
Chief Executive Officer and Chairman of the Board of Directors
Fabrinet
Walker House, 87 Mary Street
George Town, Grand Cayman, KYI-9002
Cayman Islands

> **Re: Fabrinet**
> **Form 10-K for the Year Ended June 29, 2012**
> **Filed August 28, 2012**
> **File No. 001-34775**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 29, 2012

Item 7. Management's Discussion and Analysis…, page 36

1. In future filings, please consider revising your disclosure throughout Management's Discussion and Analysis to address the underlying reasons for certain changes or emerging trends in your business operations. For example, we note you attribute substantial revenue decline during fiscal year 2012 to a "reduced customer demand for the optical communications manufacturing services." In view of your general assertions about increasing growth for the optics communications market, a discussion of factors explaining why customer demand declined could enhance your overall disclosure. Also, consider including any known trends, demand, commitment, event or uncertainty that management reasonably expects will have a material favorable or unfavorable impact on business operations.

Notes to Consolidated Financial Statements, page 62

Note 20 – Business segments and geographic information, page 83

2. We note that you have identified Fabrinet's board of directors as your chief operating decision maker. We also note that your chief executive officer is also the chairman of the board of directors. Please tell us the basis for your conclusion that the board of directors is the chief operating decision maker. Referencing the guidance in ASC Topic 280, tell us the key factors you considered in your analysis.

Exhibit 31.1 and 31.2

Section 302 Certification

3. Please revise paragraph number four to state that you are also responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please refer to Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor, at (202) 551-3788 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director